August 22, 2025

VIA EDGAR
United States Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549
Re:	Davis New York Venture Fund, Inc.
Withdrawal of Registration Statement on Form N-14
File No. 333-289616

Dear Ladies and Gentlemen:
Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, the Registrant requests the consent of the U.S. Securities and Exchange Commission (the “Commission”) to the withdrawal of the Registrant’s registration statement on Form N-14 filed on EDGAR on August 14, 2025 (Accession No. 0000071701-25-000038) (“Registration Statement”).
On August 21, 2025, the Registrant was notified by the Commission’s staff that June 30, 2025, Semi-Annual financial information for Selected International Fund should be included within the filing and that updated hyperlinks were necessary.
No securities were sold in connection with the offering.
On August 22, 2025, the Registrant refiled the registration statement on Form N-14 to include the information noted above.
No other changes were made as compared to the Registration Statement.
Please call the undersigned at (520) 434-3793 with any comments or questions.

Respectfully,
Davis New York Venture Fund, Inc.
/s/ Lisa Cohen
     Lisa Cohen
     Vice President and Secretary